Brookfield Renewable Partners L.P.

Q3 2021 INTERIM REPORT

Brookfield

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 20,500 megawatts ("MW") of capacity, annualized long-term average ("LTA") generation of approximately 59,200 gigawatt hours ("GWh"), and a development pipeline of approximately 36,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at September 30, 2021:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	31	141	3,168	13,503	2,543
Canada	18	29	1,098	3,656	1,261
	49	170	4,266	17,159	3,804
Colombia	7	8	2,772	14,755	3,703
Brazil	27	44	946	4,924	—
	83	222	7,984	36,838	7,507
Wind
North America
United States(3)	—	26	2,529	7,641	—
Canada	—	4	483	1,437	—
	—	30	3,012	9,078	—
Europe	—	40	970	2,187	—
Brazil	—	19	457	1,950	—
Asia	—	10	719	1,815	—
	—	99	5,158	15,030	—
Solar - utility(4)	—	85	2,563	5,466	—
Energy transition
Distributed generation(5)	—	5,539	1,385	1,846	—
Storage & other(6)	2	11	3,425	—	5,220
	2	5,550	4,810	1,846	5,220
	85	5,956	20,515	59,180	12,727
(1)LTA is calculated based on our portfolio as at September 30, 2021, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes a battery storage facility in North America (10 MW).
(4)Includes three solar facilities (19 MW) in Asia that have been presented as assets held for sale.
(5)Includes nine fuel cell facilities in North America (10 MW).
(6)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2021 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,376	3,681	3,567	4,131	14,755
Brazil	1,215	1,228	1,241	1,240	4,924
	9,226	9,891	8,206	9,515	36,838
Wind
North America
United States	2,003	2,098	1,628	1,912	7,641
Canada	400	345	273	419	1,437
	2,403	2,443	1,901	2,331	9,078
Europe	662	480	423	622	2,187
Brazil	371	494	606	479	1,950
Asia	414	484	481	436	1,815
	3,850	3,901	3,411	3,868	15,030
Solar - utility(2)	1,172	1,543	1,624	1,127	5,466
Energy transition	365	568	555	358	1,846
Total	14,613	15,903	13,796	14,868	59,180
(1)LTA is calculated on a consolidated basis, including equity-accounted investments, and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2021 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	813	887	859	995	3,554
Brazil	988	998	1,009	1,009	4,004
	5,034	5,465	4,311	4,916	19,726
Wind
North America
United States	820	813	641	794	3,068
Canada	373	326	260	392	1,351
	1,193	1,139	901	1,186	4,419
Europe	277	210	173	251	911
Brazil	126	168	210	165	669
Asia	106	124	125	111	466
	1,702	1,641	1,409	1,713	6,465
Solar - utility(2)	411	647	680	380	2,118
Energy transition	167	263	257	164	851
Total	7,314	8,016	6,657	7,173	29,160
(1)LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

We continue to advance our goal of establishing Brookfield Renewable as one of the pre-eminent clean energy companies in the world. With approximately 56,000 megawatts of operating and development assets on five continents, diversified across all major renewable technologies, we are on the ground in every major global market, providing our platform the flexibility to move capital across geographies to the opportunities with the best risk-adjusted returns.
Our balance sheet has significant access to capital to invest in the largest and most attractive growth opportunities – with over $3 billion of available liquidity, plus access to our sovereign and institutional client capital to enable us to grow. The stability of our business is underpinned by high-quality inflation-linked contracted cash flows, that are diversified across technology and region across a high-quality customer base, with a weighted-average remaining contract duration of 14 years.
Over the last 50 years, there were a handful of global energy supermajors that delivered sustained profitable growth. These businesses were defined by a global presence, operating capabilities, and the scale to execute on the most attractive opportunities around the world. As decarbonization increasingly becomes an objective of the global economy and more and more businesses look to power their operations and products with green electricity, we believe that the next generation of energy supermajors will have similar attributes as those of the past, but with platforms and capabilities focused on clean energy.
With our global reach, our operating, development and power marketing capabilities, and our scale, we believe we are uniquely positioned to capture the growing decarbonization opportunity, and we recently increased our annual target for investing equity capital into growth to $1-1.2 billion.
Throughout our platform, we are consistently executing business plans that not only enhance and de-risk our existing assets, but also create future growth and development opportunities. Accordingly, while the outlook to deploy capital through M&A remains robust, we also benefit from a number of fully financed organic growth projects that are already under construction and contracted. We are fortunate to have operating capabilities to enhance the scale of these ongoing growth opportunities, to further supplement our expansion through acquisitions.
As a result, we are well positioned to continue to deliver strong FFO per unit growth over the next five years to support our long-term distribution growth target of 5% to 9% annually. While we expect to continue to deploy increasing amounts of capital through acquisitions, we believe that we can achieve the upper end of our growth targets through organic initiatives alone. This comes from inflation escalation in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our growing development pipeline, including eight gigawatts of capacity over the next three years, at premium returns.
Highlights for the quarter include:
•Generated record third quarter funds from operations (FFO) of $210 million, or $0.33 per unit, a 32% increase over the same period in the prior year as our assets continue to perform well with high levels of asset availability and new acquisitions;
•Agreed 19 power purchase agreements for approximately 1,300 gigawatt hours (GWh) of renewable generation with corporate off-takers across major industries;
•Progressed approximately 8,000 megawatts of development projects through construction and advanced stage permitting. We also added approximately 5,000 megawatts to our global development pipeline, which is now approximately 36,000 megawatts;
•Invested or agreed to invest approximately $2.4 billion ($600 million net to Brookfield Renewable) of equity across a range of transactions year-to-date; and

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

•Maintained a robust balance sheet with over $3.3 billion of available liquidity and no meaningful near-term maturities.
Update on Growth Initiatives
This quarter we executed on several growth opportunities that demonstrate the value of our global platform, deploying capital across multiple technologies and jurisdictions, enhancing our position as a leading diversified clean energy business.
We continue to grow our leading distributed generation business both in the U.S. and globally, positioning us as a partner of choice to companies and other institutions by providing a ‘one-stop’ solution for onsite and offsite energy generation, storage, and efficiency services.

In the U.S., we have grown our distributed generation business by almost five times since the beginning of the year to 3,600 megawatts of operating and development assets. We accomplished this through a combination of acquisitions, both larger scale platforms and smaller tuck-ins, and organic initiatives such as channel partnerships, joint development agreements and our recently announced cooperation agreement with Trane Technologies. [Recently, in Europe and Latin America, we agreed to acquire interests in portfolios of an aggregate 785 megawatts of distributed generation operating and development assets, for a total investment of approximately $250 million (~$60 million net to Brookfield Renewable)]. In China, our rooftop solar joint venture with a local partner has continued its strong growth momentum and is expected to have 400 megawatts of operating assets by the end of 2021 and a further development pipeline of over one gigawatt in the region.
As one of the only globally diversified distributed generation platforms, we believe we are uniquely positioned to leverage our customer relationships and economies of scale on a global basis to maximize each of our regional businesses and continue our current track record of substantial growth.

In addition, we signed an agreement to acquire three late-stage solar development projects in the U.S. which have a total installed capacity of 475 megawatts. We will be closing each of the projects once they have been significantly de-risked, which is expected over the next 12 to 24 months. Concurrently, we are progressing PPA discussions with a large corporate buyer of renewable power to fully contract the generation. The projects are expected to be commissioned by 2024. We expect to invest $135 million ($35 million net to Brookfield Renewable).

We are in the early stages of seeing meaningful growth in emerging technologies. One that we are following very closely is green hydrogen. Green hydrogen plays to the strengths that have defined our business for decades: knowledge of global power markets, clean energy expertise, large scale capital, and best-in-class operating and development capabilities.
Although still in its relative infancy, the potential market for green hydrogen is significant due to its storage capabilities and ability to address harder-to-abate emissions coming from heavy duty and industrial sectors, such as long-haul transport and steel production. And while green hydrogen is not yet economic on a widespread basis, we are increasingly seeing specific opportunities to invest at attractive risk-adjusted returns.

We are currently advancing almost one gigawatt of green hydrogen opportunities positioning us well to be a first mover so that we can invest in scale as the cost curve continues to come down and the technology is adopted more broadly.

In addition to our agreement to fully energize a hydrogen company’s planned green hydrogen production plant in Pennsylvania – one of the first industrial-scale facilities in North America, we are also progressing one of Canada’s largest green hydrogen projects, providing green hydrogen to a pipeline operator as the offtaker for injection into its natural gas network in Quebec, with construction targeted to start next year.
Results From Operations
In the third quarter, we generated FFO of $210 million, or $0.33 per unit, a 32% year-over-year increase as our business benefited from recent acquisitions and strong asset availability.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Globally, we are seeing elevated power prices as economies around the world ramp back up. Our business is well positioned in this environment. Although our portfolio is almost entirely contracted, we have been able to benefit across our hydroelectric and storage business given the ability of these facilities to provide dispatchable carbon-free baseload generation. For instance, in the U.K., where below-average wind resource and elevated natural gas prices drove higher and more volatile power prices, our pumped hydro facility delivered record results during the quarter as we sold critical balancing and stabilizing services to the grid.
In Brazil, where the country continues to deal with historically dry conditions, our production is well matched to our delivery obligations, but we are opportunistically leveraging government power procurement opportunities to recontract our assets to take advantage of the high-price environment. More broadly, across our global portfolio, we have taken advantage of the strong pricing environment to both lock-in attractive all-in-pricing for our hydro facilities that are available for re-contracting, as well as to secure attractive long-term PPAs for new wind and solar development projects.
During the quarter, our hydroelectric segment delivered FFO of $142 million with favorable generation in the U.S. and Colombia offset by below average generation in Brazil and Canada. The portfolio continues to exhibit strong resilient cash flows given the increasingly diversified asset base and high asset availability.
Our wind and solar segments generated a combined $130 million of FFO. We continue to generate stable revenues from these assets and benefit from the growth in the business and highly contracted nature of the cash flows with long-duration power purchase agreements.
Our energy transition segment generated $48 million of FFO during the quarter as our portfolio continues to grow while we assist our commercial and industrial partners achieve their decarbonization goals and become their partner of choice for energy transition solutions.
Despite widespread challenges to global supply chains, we are making good progress executing on our approximately 7,000 megawatt construction pipeline. In the U.S., our wind repowering projects are progressing well. At our New York project, over half of the new turbines are operating and we expect to complete the remainder by the end of the year. At our Shepherds Flat project in Oregon, the repowering equipment is on-site, and we have begun replacing the turbines in-line with our plan to deliver the project by the end of next year. In Brazil, we delivered our 360-megawatt Alex solar project ahead of schedule and construction is progressing on our 1,200-megawatt Janaúba solar project. We expect to start construction on our 270-megawatt Serido wind project in the first half of 2022. Finally, in Poland, following the award of the inflation-linked 25-year contract for 1.4 gigawatts of offshore wind capacity, we are finalizing the environmental permits and have begun to procure turbines. These opportunities represent only a subset of the organic growth initiatives that we expect to execute in the coming years.
Balance Sheet and Liquidity
Our financial position continues to be strong. We have approximately $3.3 billion of available liquidity, our investment grade balance sheet has no meaningful near-term maturities, and approximately 90% of our financings are non-recourse to Brookfield Renewable.

During the quarter, we continued to take advantage of low interest rates and executed on $1.9 billion of investment grade financings and other financings across the business. We also continued to execute on several initiatives to further bolster our liquidity and support growth. Recently, we raised ~$700 million (~$250 million net to Brookfield Renewable) of proceeds from strategic upfinancing and capital recycling initiatives, including agreeing to the sale of our Mexican assets developed by X-Elio, our global solar developer, for ~$400 million (~$50 million net to Brookfield Renewable) more than doubling our invested capital over our three-year holding period.
Looking forward, we expect to continue to generate meaningful proceeds from these initiatives as the market for de-risked renewables continues to be strong and the positive price environment and increasing demand for clean baseload power has created significant contracting and financing capacity within our hydro fleet. With a robust pipeline of capital deployment opportunities, we remain committed to a growth plan that is not reliant on equity funding.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Outlook
We continue to focus on growing and diversifying our business and executing on our key operational priorities, including maintaining a robust balance sheet, access to diverse sources of capital, and creating value through enhanced cash flows from our existing portfolio.
We remain committed to helping our partners achieve their decarbonization goals and in the process, earning our investors a strong total return of 12-15% over the long term.
On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.

Sincerely,

Connor Teskey
Chief Executive Officer
November 5, 2021

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a proven track record as a publicly-traded operator and investor in the renewable power sector for over 20 years. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 20,500 MW of installed capacity largely across four continents, a development pipeline of approximately 36,000 MW, and annualized long-term average generation on a proportionate basis of approximately 29,200 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.
Helping to accelerate the decarbonization of the electricity girds. Climate change is one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver investment solutions in support of decarbonization. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their goal of greening the global electricity grids.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 84% of our proportionate generation output in 2021 is contracted with high-quality counterparties including public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the economic cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is approximately 8%, and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 13 years and 10 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate and only 3% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at September 30, 2021 was approximately $3.3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 operating employees and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities spans over 120 years and includes full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 36,000 MW development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2016, we have deployed approximately $6 billion in equity as we have invested in, acquired, or commissioned approximately 15,600 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, our strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2021 is provided as of November 5, 2021. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2021 Highlights	12	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	31
Part 2 – Financial Performance Review on Consolidated Information	15	Consolidated statements of cash flows	32
		Shares and units outstanding	34
		Dividends and distributions	34
Part 3 – Additional Consolidated Financial Information	17	Contractual obligations	35
Summary consolidated statements of financial position	17	Supplemental guarantor financial information	35
Related party transactions	17	Off-statement of financial position arrangements	35
Equity	18
		Part 6 – Selected Quarterly Information	36
Part 4 – Financial Performance Review on Proportionate Information	20	Summary of historical quarterly results	36
		Proportionate results for the nine months ended September 30	37
Proportionate results for the three months ended September 30	20	Reconciliation of non-IFRS measures	38
Reconciliation of non-IFRS measures	25
Contract profile	28	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	41

Part 5 – Liquidity and Capital Resources	29	Part 8 – Presentation to Stakeholders and Performance Measurement	43
Capitalization and available liquidity	29
Borrowings	30	Part 9 – Cautionary Statements	47

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 1 – Q3 2021 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Operational information
Capacity (MW)	20,515	19,363	20,515	19,363
Total generation (GWh)
Long-term average generation	13,776	13,446	43,967	43,124
Actual generation	13,533	12,007	42,044	39,535

Proportionate generation (GWh)
Long-term average generation	6,697	6,618	22,655	20,644
Actual generation	6,125	5,753	20,513	19,469
Average revenue ($ per MWh)	90	80	88	76

Selected financial information
Net loss attributable to Unitholders	$(115)	$(162)	$(311)	$(184)
Basic income (loss) per LP unit(1)	(0.21)	(0.29)	(0.58)	(0.39)
Consolidated Adjusted EBITDA(2)	751	611	2,364	2,045
Proportionate Adjusted EBITDA(2)	446	371	1,445	1,158
Funds From Operations(2)	210	157	720	606
Funds From Operations per Unit(2)(3)	0.33	0.25	1.12	1.01
Distribution per LP unit	0.30	0.29	0.91	0.87
(1)For the three and nine months ended September 30, 2021, average LP units totaled 274.9 million and 274.9 million, respectively (2020: 272.6 million and 269.9 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and nine months ended September 30, 2021 were 645.6 million and 645.6 million, respectively (2020: 624.6 million and 597.5 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2021	December 31, 2020
Liquidity and Capital Resources
Available liquidity	$3,318	$3,270
Debt to capitalization – Corporate	8%	6%
Debt to capitalization – Consolidated	32%	27%
Borrowings non-recourse to Brookfield Renewable	89%	88%
Floating rate debt exposure on a proportionate basis(1)	3%	4%
Corporate borrowings
Average debt term to maturity	13 years	14 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	11 years
Average interest rate	4.0%	4.0%
(1)Excludes 5% (2020: 5%) floating rate debt exposure of certain regions outside of North America and Europe due to the higher cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Operations
Funds From Operations of $210 million or $0.33 on a per Unit basis, representing a 32% increase from the same period in the prior year driven by:
•Contributions from growth, including over 670 MW of development assets reaching commercial operation and the acquisitions of both an 845 MW wind farm in Oregon and a 360 MW distributed generation portfolio in the United States
•Higher realized prices across most markets, on the back of inflation escalation, commercial contracting initiatives, and higher global power prices
•Higher margins due to cost reduction initiatives; and
•Favorable same store hydroelectric generation, particularly in the United States and Colombia
After deducting depreciation and non-cash charges, net loss attributable to Unitholders for the three months ended September 30, 2021 was $115 million or $0.21 per LP unit.
We continued to focus on extending our contract profile and leveraging our deep customer relationships
•Agreed 19 power purchase agreements for approximately 1,300 GWh of annual renewable generation with corporate offtakers globally across major industries in the last quarter
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with approximately $3.3 billion of total available liquidity and no meaningful near-term maturities
•Capitalized on both the low interest rate environment and long-term nature of our assets, and sourced liquidity from diverse funding levers:
◦Secured over $1.9 billion of investment grade non-recourse financings across our diverse portfolio during the quarter
◦So far this year, we generated over $900 million of proceeds ($430 million net to Brookfield Renewable) from capital recycling initiatives including the sale of mature wind portfolios in Ireland and in the U.S., returning, in the aggregate, approximately two times our invested capital. We also agreed to the sale of our Mexican assets developed by X-Elio, our global solar developer, for approximately $400 million ($50 million net to Brookfield Renewable)
Growth and Development
Subsequent to the quarter, together with our institutional partners, we agreed to acquire an initial 26% interest in a 750 MW portfolio of operating and development assets in Spain and Mexico. We expect to invest $220 million ($55 million net to Brookfield Renewable) of equity into the project, with the potential to increase our ownership interest to almost 60%, with Brookfield Renewable expected to hold a 25% interest in the investment.
Subsequent to the quarter, together with our institutional partners, we signed an agreement to acquire three late-stage and high quality utility-scale solar development projects in the United States for a total installed capacity of approximately 475 MW. We expect to invest $135 million (approximately $35 million net to Brookfield Renewable), with Brookfield Renewable expected to hold a 25% interest.
Subsequent to the quarter, together with our institutional partners, we signed an agreement to acquire a 35 MW distributed generation portfolio through our Polish renewable business. Brookfield Renewable is expected to hold a 6% interest.
Together with our institutional partners and investing alongside Apple Inc.’s China Renewable Energy Fund, we completed the acquisition of a 58% stake in a 59 MW operating wind facility in China. The project is the first to close in a broader 213 MW operating portfolio of high quality contracted wind assets in China. The remaining projects are expected to close in the fourth quarter of 2021, with Brookfield Renewable expecting to hold a 14.5% interest.
During the year, we continued to progress our development pipeline
•Commissioned 672 MW of development projects, including a 357 MW solar facility in Brazil

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

•Continued to advance the construction of 6,739 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects, including the repowering of an 845 MW wind farm in Oregon, that are expected to generate annualized Funds From Operations of approximately $95 million in aggregate.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Long-term average generation	13,776	13,446	43,967	43,124
Actual generation	13,533	12,007	42,044	39,535
Revenues	$966	$867	$3,005	$2,858
Direct operating costs	(292)	(281)	(990)	(917)
Management service costs	(71)	(65)	(224)	(151)
Interest expense	(247)	(233)	(726)	(733)
Depreciation	(373)	(369)	(1,120)	(1,030)
Income tax (expense) recovery	(143)	27	(128)	(1)
Net loss	$(154)	$(119)	$(99)	$(40)
	Average FX rates to USD
C$	1.26	1.33	1.25	1.35
	€0.85	0.86	0.84	0.89
R$	5.23	5.38	5.33	5.08
COP	3,844	3,730	3,696	3,703
Variance Analysis For The Three Months Ended September 30, 2021
Revenues totaling $966 million represents an increase of $99 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 761 GWh of generation and $83 million to revenue which was partially offset by recently completed asset sales that reduced generation by 246 GWh and revenue by $27 million. On a same store basis, revenue increased by $43 million as we benefited from favorable hydroelectric generation, particularly in the United States and Colombia, and higher average realized revenue per MWh across most markets on the back of inflation escalation, recontracting initiatives, and higher global merchant power prices.
Direct operating costs totaling $292 million represents an increase of $11 million over the same period as the benefit from cost saving initiatives across our business and recently completed asset sales was more than offset by additional costs from our recently acquired and commissioned facilities.
Management service costs totaling $71 million represents an increase of $6 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $247 million represents an increase of $14 million over the same period in the prior year due to growth in our portfolio, partially offset by the benefit of recent refinancing activities that reduced our average cost of borrowing.
Depreciation expense totaling $373 million represents an increase of $4 million over the same period in the prior year due to the growth of our business.
Income tax expense totaling $143 million represents an increase of $170 million over the same period in the prior year due to a new tax legislation that was passed during the quarter that impacted deferred taxes at our Colombian business.
Net loss totaling $154 million increased by $35 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Variance Analysis For The Nine Months Ended September 30, 2021
Revenues totaling $3,005 million represents an increase of $147 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 1,575 GWh of generation and $172 million to revenue, which was partially offset by recently completed asset sales that reduced generation by 367 GWh and revenue by $46 million. On a same store, local currency basis, revenue decreased by $17 million as the benefit from higher average realized revenue per MWh primarily due to inflation indexation, recontracting initiatives, and higher global merchant power prices, as well as higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was more than offset by lower generation, primarily at our hydroelectric facilities in North America.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $38 million, which was partially offset by a $22 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $910 million, excluding the impact of the Texas winter storm, represents a decrease of $7 million over the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were partially offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $224 million represents an increase of $73 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $726 million represents a decrease of $7 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, partially offset by the growth of our business and the impact of foreign exchange movements noted above.
Depreciation expense totaling $1,120 million represents an increase of $90 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Income tax expense totaling $128 million represents an increase of $127 million over the same period in the prior year due to a new tax legislation that was passed during the period that impacted deferred taxes at our Colombian business.
Net loss totaling $99 million increased by $59 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2021	December 31, 2020
Assets held for sale	$57	$57
Current assets	2,341	1,742
Equity-accounted investments	952	971
Property, plant and equipment, at fair value	44,031	44,590
Total assets	49,887	49,722
Liabilities directly associated with assets held for sale	6	14
Corporate borrowings	2,792	2,135
Non-recourse borrowings	17,498	15,947
Deferred income tax liabilities	5,350	5,515
Total liabilities and equity	49,887	49,722
	Spot FX rates to USD
C$	1.27	1.27
	€0.86	0.82
R$	5.44	5.20
COP	3,835	3,432
Property, plant and equipment
Property, plant and equipment totaled $44.0 billion as at September 30, 2021 compared to $44.6 billion as at December 31, 2020. The $0.6 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar, which decreased property, plant and equipment by $1.2 billion, and depreciation expense associated with property, plant and equipment of $1.1 billion. During the year, we disposed a 391 MW wind portfolio in the United States, a 656 MW operating and development wind portfolio in Ireland and a 271 MW development wind portfolio in Scotland, which decreased property, plant and equipment by $1.6 billion. The decrease was partially offset by the acquisition of an 845 MW wind portfolio as well as a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and our continued investments in the development of power generating assets and our sustaining capital expenditure all of which increased property, plant and equipment by $3.3 billion.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the draws bear interest at an applicable interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable as at September 30, 2021 (December 31, 2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and nine months ended September 30, 2021, totaled $1 and $2 million, respectively (2020: nil and $1 million, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 18 – Related party transactions in the unaudited interim consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$6	$32	$89	$213
Direct operating costs
Energy purchases	$—	$1	$—	$1
Energy marketing fee & other services	(3)	(1)	(8)	(2)
Insurance services(1)	—	(4)	—	(18)
	$(3)	$(4)	$(8)	$(19)
Interest expense
Borrowings	$(1)	$—	$(2)	$(1)
Contract balance accretion	(1)	(1)	(10)	(9)
	$(2)	$(1)	$(12)	$(10)
Management service costs	$(71)	$(65)	$(224)	$(151)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services were paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $60 million were declared during the three and nine months ended September 30, 2021, respectively (2020: $17 million and $48 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $4 million and $7 million on the perpetual subordinated notes during the three and nine months ended September 30, 2021. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, is $340 million as at September 30, 2021.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed by Brookfield Renewable.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2021 in connection with the normal course issuer bid.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2021, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three and nine months ended September 30, 2021, Brookfield Renewable issued 63,127 LP units and 156,794 LP units, respectively (2020: 46,074 LP units and 150,528 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $6 million, respectively (2020: $2 million and $5 million, respectively).
During the three and nine months ended September 30, 2021, exchangeable shareholders of BEPC exchanged 4,766 and 14,408 BEPC exchangeable shares (2020: 127,746 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2020: $1 million).
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing approximately 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2021 and 2020.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,333	2,151	2,441	2,441	$172	$160	$108	$95	$71	$60	$10	$(18)
Brazil	552	663	1,011	1,011	34	36	48	32	43	24	19	4
Colombia	1,045	792	858	843	54	49	40	32	28	23	(19)	15
	3,930	3,606	4,310	4,295	260	245	196	159	142	107	10	1
Wind
North America	797	832	975	1,008	64	57	64	45	48	24	(38)	(23)
Europe	168	209	174	217	18	27	17	19	11	13	(4)	(20)
Brazil	194	199	208	208	10	10	9	9	7	7	2	5
Asia	107	105	121	121	8	7	5	6	3	6	1	4
	1,266	1,345	1,478	1,554	100	101	95	79	69	50	(39)	(34)
Solar	556	512	651	592	101	90	91	79	61	51	18	(3)
Energy transition(1)	373	290	258	177	87	46	58	37	48	33	13	6
Corporate	—	—	—	—	—	—	6	17	(110)	(84)	(117)	(132)
Total	6,125	5,753	6,697	6,618	$548	$482	$446	$371	$210	$157	$(115)	$(162)
(1)Actual generation includes 157 GWh (2020:136 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	4,310	4,295
Generation (GWh) – actual	3,930	3,606
Revenue	$260	$245
Other income	34	$22
Direct operating costs	(98)	(108)
Adjusted EBITDA	196	159
Interest expense	(49)	(49)
Current income taxes	(5)	(3)
Funds From Operations	$142	$107
Depreciation	(86)	(81)
Deferred taxes and other	(46)	(25)
Net income	$10	$1
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	1,907	1,587	$71	$62	$82	$65	$57	$42	$6	$(15)
Canada	426	564	73	71	26	30	14	18	4	(3)
	2,333	2,151	71	65	108	95	71	60	10	(18)
Brazil	552	663	62	59	48	32	43	24	19	4
Colombia(2)	1,045	792	56	57	40	32	28	23	(19)	15
Total	3,930	3,606	$66	$62	$196	$159	$142	$107	$10	$1
(1)Includes realized foreign exchange hedge gains of approximately $5 million included in other income in 2021.
(2)Average revenue per MWh was adjusted to net the impact of power purchases.

North America
Funds From Operations at our North American business was $71 million versus $60 million in the prior year as the benefit from strong asset availability, higher average revenue per MWh primarily due to the benefit of inflation indexation, and favorable generation at our hydroelectric assets in the United States were partially offset by lower generation at our hydroelectric facilities in Canada.
Net income attributable to Unitholders was $10 million versus a net loss of $18 million in the prior year primarily due to the above noted increase in Funds From Operations and higher unrealized gains on our revenue hedging activities.
Brazil
Funds From Operations at our Brazilian business was $43 million versus $24 million in the prior year as the benefit from higher average revenue per MWh due to inflation indexation and recontracting initiatives and the finalization of the positive ruling regarding historical under allocation of generation to our facilities under the centralized pooling mechanism in Brazil were partially offset by generation that was below long-term average.
Net income attributable to Unitholders was $19 million versus $4 million in the prior year primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Colombia
Funds From Operations at our Colombian business was $28 million versus $23 million in the prior year. Funds from operation was 22% higher than the prior year as the benefit from cost saving initiatives, higher generation (22% above long-term average) and higher average revenue per MWh on our contracted generation due to inflation indexation and recontracting initiative were partially offset by lower market prices realized on our uncontracted generation compared to prior year where market prices were high due to unseasonably low system-wide hydrology. Funds From Operations also benefited from the acquisition of 40 MW of hydroelectric facilities during the first quarter of 2021 ($1 million and 20 GWh).
Net loss attributable to Unitholders was $19 million versus a net income of $15 million in the prior year as the above noted increase in Funds From Operations was more than offset by a one-time deferred tax expense as a result of tax legislation that passed during the quarter.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	1,478	1,554
Generation (GWh) – actual	1,266	1,345
Revenue	$100	$101
Other income	23	8
Direct operating costs	(28)	(30)
Adjusted EBITDA	95	79
Interest expense	(21)	(28)
Current income taxes	(5)	(1)
Funds From Operations	69	50
Depreciation	(75)	(77)
Deferred taxes and other	(33)	(7)
Net income (loss)	$(39)	$(34)

The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	625	660	$75	$64	$53	$32	$43	$17	$(24)	$(10)
Canada	172	172	99	94	11	13	5	7	(14)	(13)
	797	832	80	71	64	45	48	24	(38)	(23)
Europe(1)	168	209	122	119	17	19	11	13	(4)	(20)
Brazil	194	199	54	52	9	9	7	7	2	5
Asia	107	105	89	82	5	6	3	6	1	4
Total	1,266	1,345	$82	$76	$95	$79	$69	$50	$(39)	$(34)
(1)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

North America
Funds From Operations at our North American business was $48 million versus $24 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and the acquisition of an 845 MW wind portfolio in Oregon which in aggregate contributed $4 million and 26 GWh (net of asset sales) and a gain on the sale of development assets in the United States. On a same store basis, Funds From Operations was consistent with the prior year as the benefit of higher average revenue per MWh due to generation mix in higher priced markets was offset by lower resource.
Net loss attributable to Unitholders was $38 million versus $23 million in the prior year primarily as the above noted increase in Funds From Operations was more than offset by higher unrealized hedging gains on our financial instruments in the prior year.
Europe
Funds From Operations at our European business was $11 million versus $13 million in the prior year primarily due to the sale of our Irish wind portfolio in the second quarter of 2021. On a same store basis, Funds From Operations was in line with the prior year.
Net loss attributable to Unitholders was $4 million versus $20 million in the prior year primarily due to the sale of Irish wind portfolio.
Brazil
Funds From Operations at our Brazilian business of $7 million was consistent with the prior year as the benefit from inflation indexation of our contracts was offset by lower resource.

Net income attributable to Unitholders was $2 million versus $5 million in the prior year as the above impact to Funds From Operations was more than offset by higher depreciation expense due to the strengthening of the Brazilian Reais versus the U.S. dollar.
Asia
Funds From Operations at our Asian business was $3 million versus $6 million in the prior year as the benefit from higher average revenue per MWh was more than offset by higher interest expense as a result of recent financing initiatives.
Net income attributable to Unitholders was $1 million versus $4 million in the prior year primarily due to the above noted decrease in Funds From Operations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	651	592
Generation (GWh) – actual	556	512
Revenue	$101	$90
Other income	10	7
Direct operating costs	(20)	(18)
Adjusted EBITDA	91	79
Interest expense	(30)	(27)
Current income taxes	—	(1)
Funds From Operations	$61	$51
Depreciation	(42)	(38)
Deferred taxes and other	(1)	(16)
Net income	$18	$(3)
Funds From Operations at our solar business were $61 million versus $51 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power and newly commissioned facilities, net of asset sales ($7 million and 65 GWh). On a same store basis, Funds From Operations was consistent with prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Net income attributable to Unitholders at our solar business was $18 million versus a net loss of $3 million in the same period in the prior year primarily due to the above noted increase in Funds From Operations.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	258	177
Generation (GWh) – actual	373	290
Revenue	$87	$46
Other income	4	7
Direct operating costs	(33)	(16)
Adjusted EBITDA	58	37
Interest expense	(9)	(4)
Other	(1)	—
Funds From Operations	$48	$33
Depreciation	(19)	(13)
Deferred taxes and other	(16)	(14)
Net income (loss)	$13	$6
Funds From Operations at our energy transition business was $48 million versus $33 million in the prior year due to the growth of our distributed generation portfolio and other acquisitions ($10 million and 76 GWh). On a same store basis, Funds From Operations increased over the prior year due to higher pricing for grid stability services provided by our United Kingdom pumped storage facility on the back of higher and more volatile power prices.
Net income attributable to Unitholders was $13 million versus $6 million in the prior year primarily due to the above noted increase to Funds From Operations.
CORPORATE
The following table presents our results for corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Other income	$14	$21
Direct operating costs	(8)	(4)
Adjusted EBITDA	6	17
Management service costs	(71)	(59)
Interest expense	(21)	(21)
Current income taxes	—	(1)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(24)	(20)
Funds From Operations	$(110)	$(84)
Deferred taxes and other	(7)	(48)
Net loss	$(117)	$(132)
Management service costs totaling $71 million increased $12 million compared to the same period in the prior year due to the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$172	$34	$54	$64	$18	$10	$8	$101	$87	$—	$548	$(42)	$460	$966
Other income	3	26	5	20	3	(1)	1	10	4	14	85	(5)	(38)	42
Direct operating costs	(67)	(12)	(19)	(20)	(4)	—	(4)	(20)	(33)	(8)	(187)	23	(128)	(292)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	24	11	35
Adjusted EBITDA	108	48	40	64	17	9	5	91	58	6	446	—	305
Management service costs	—	—	—	—	—	—	—	—	—	(71)	(71)	—	—	(71)
Interest expense	(38)	(3)	(8)	(15)	(3)	(1)	(2)	(30)	(9)	(21)	(130)	9	(126)	(247)
Current income taxes	1	(2)	(4)	(1)	(3)	(1)	—	—	(1)	—	(11)	2	(13)	(22)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(4)	(4)	—	—	(4)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Funds From Operations	71	43	28	48	11	7	3	61	48	(110)	210	—	—
Depreciation	(63)	(17)	(6)	(54)	(14)	(5)	(2)	(42)	(19)	(1)	(223)	6	(156)	(373)
Foreign exchange and financial instruments gain (loss)	8	(4)	(1)	(9)	2	1	—	6	(4)	3	2	(1)	20	21
Deferred income tax recovery (expense)	8	(1)	(36)	9	(2)	—	—	3	(2)	14	(7)	5	(119)	(121)
Other	(14)	(2)	(4)	(32)	(1)	(1)	—	(10)	(10)	(23)	(97)	7	37	(53)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	—	(17)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	218	218
Net income (loss) attributable to Unitholders(2)	$10	$19	$(19)	$(38)	$(4)	$2	$1	$18	$13	$(117)	$(115)	$—	$—	$(115)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $63 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$160	$36	$49	$57	$27	$10	$7	$90	$46	$—	$482	$(16)	$401	$867
Other income	13	7	2	3	2	1	2	7	7	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(18)	(16)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	95	32	32	45	19	9	6	79	37	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(27)	(4)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	(1)	—	(1)	(6)	1	(8)	(13)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	60	24	23	24	13	7	6	51	33	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(38)	(13)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instruments gain (loss)	(25)	—	1	28	(1)	2	2	(28)	—	(12)	(33)	3	68	38
Deferred income tax recovery (expense)	20	—	(2)	7	3	—	—	4	(3)	10	39	1	—	40
Other	(13)	(4)	(2)	(28)	(17)	(1)	(2)	8	(11)	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	$(18)	$4	$15	$(23)	$(20)	$5	$4	$(3)	$6	$(132)	$(162)	$—	$—	$(162)
(1)Share of loss from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(58)	$(92)
General partnership interest in a holding subsidiary held by Brookfield	19	15
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(40)	(67)
BEPC exchangeable shares	(36)	(18)
Net income (loss) attributable to Unitholders	$(115)	$(162)
Depreciation	223	210
Foreign exchange and financial instruments (gain) loss	(2)	33
Deferred income tax expense (recovery)	7	(39)
Other	97	115
Funds From Operations	$210	$157
Distributions attributable to:
Preferred limited partners' equity	14	14
Preferred equity	6	6
Perpetual subordinated notes	4	—
Current income taxes	11	6
Interest expense	130	129
Management service costs	71	59
Proportionate Adjusted EBITDA	446	371
Attributable to non-controlling interests	305	240
Consolidated Adjusted EBITDA	$751	$611

The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	Three months ended September 30
	2021	2020
Basic income (loss) per LP unit(1)	$(0.21)	$(0.29)
Depreciation	0.35	0.34
Foreign exchange and financial instruments loss	—	0.05
Deferred income tax (recovery) expense	0.01	(0.06)
Other	0.18	0.21
Funds From Operations per Unit(2)	$0.33	$0.25
(1)During the three months ended September 30, 2021, on average there were 274.9 million LP units outstanding (2020: 272.6 million).
(2)Average units outstanding, for the three months ended September 30, 2021, were 645.6 million (2020: 624.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 90% and 72%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2021	2022	2023	2024	2025
Hydroelectric
North America
United States(1)	1,821	7,238	5,348	4,663	4,645
Canada	501	2,097	2,019	2,006	2,006
	2,322	9,335	7,367	6,669	6,651
Wind
North America
United States	669	2,597	2,597	2,032	2,032
Canada	392	1,352	1,352	1,352	1,352
	1,061	3,949	3,949	3,384	3,384
Europe	250	912	912	912	911
Asia	78	372	372	349	349
	1,389	5,233	5,233	4,645	4,644
Solar - Utility	310	1,845	1,843	1,838	1,836
Energy transition	140	856	856	856	850
Contracted on a proportionate basis	4,161	17,269	15,299	14,008	13,981
Uncontracted on a proportionate basis	787	3,453	5,423	6,714	6,741
Long-term average on a proportionate basis	4,948	20,722	20,722	20,722	20,722
Non-controlling interests	3,866	16,073	16,073	16,073	16,073
Total long-term average	8,814	36,795	36,795	36,795	36,795
Contracted generation as a % of total generation on a proportionate basis	84%	83%	74%	68%	67%
Price per MWh – total generation on a proportionate basis	$83	$90	$97	$102	$102
(1)Includes generation of 559 GWh for 2021, 2,659 GWh for 2022, and 681 GWh for 2023 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 10 years in Brazil, 3 years in Colombia, and 17 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (39%), distribution companies (28%), industrial users (16%) and Brookfield (17%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Corporate credit facility(1)	$150	$—	$150	$—
Commercial paper(1)	500	3	500	3
Debt
Medium term notes(2)	2,149	2,140	2,149	2,140
Non-recourse borrowings(3)	—	—	17,452	16,006
	2,149	2,140	19,601	18,146
Deferred income tax liabilities, net(4)	—	—	5,130	5,310
Equity
Non-controlling interest	—	—	10,942	11,100
Preferred equity	610	609	610	609
Perpetual subordinated notes	340	—	340	—
Preferred limited partners' equity	881	1,028	881	1,028
Unitholders' equity	7,494	9,030	7,494	9,030
Total capitalization	$11,474	$12,807	$44,998	$45,223
Debt-to-total capitalization	19%	17%	44%	40%
Debt-to-total capitalization (market value)(5)	8%	6%	32%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings includes $41 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $118 million (2020: $122 million) of deferred financing fees and $164 million (2020: $63 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2021	December 31, 2020
Brookfield Renewable's share of cash and cash equivalents	$340	$291
Investments in marketable securities	170	183
Corporate credit facilities
Authorized credit facilities	2,375	2,150
Draws on credit facilities	(150)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(270)	(300)
Available portion of corporate credit facilities	2,355	2,250
Available portion of subsidiary credit facilities on a proportionate basis	453	546
Available liquidity	$3,318	$3,270
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2021			December 31, 2020
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	13	$2,149	3.9	14	$2,140
Credit facilities	1.3	5	150	N/A	4	—
Commercial paper	0.2	<1	500	0.4	<1	3
Proportionate non-recourse borrowings
Hydroelectric	4.7	8	4,395	4.6	9	4,123
Wind	3.9	9	2,351	3.9	10	2,540
Solar	3.3	12	2,642	3.3	13	2,534
Energy transition	3.4	9	1,029	4.0	11	864
	4.0	10	10,417	4.0	11	10,061
			13,216			12,204
Proportionate unamortized financing fees, net of unamortized premiums			(25)			(45)
			13,191			12,159
Equity-accounted borrowings			(340)			(332)
Non-controlling interests			7,439			6,255
As per IFRS Statements			$20,290			$18,082

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2021:

(MILLIONS)	Balance of 2021	2022	2023	2024	2025	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$315	$1,834	$2,149

Non-recourse borrowings
Credit facilities(3)	7	51	2	182	—	—	242
Hydroelectric	—	208	462	79	451	1,359	2,559
Wind	—	—	216	—	—	511	727
Solar	—	16	135	—	5	423	579
Transition	—	39	206	—	152	144	541
	7	314	1,021	261	608	2,437	4,648
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	21	103	97	103	96	1,017	1,437
Wind	50	151	157	163	160	879	1,560
Solar	62	147	142	136	137	1,362	1,986
Transition	15	60	54	39	32	260	460
	148	461	450	441	425	3,518	5,443
Total	$155	$775	$1,471	$702	$1,348	$7,789	$12,240
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Excludes $326 million of credit facility draws related to collateral deposits on our energy derivative contracts
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$353	$276	$1,053	$1,108
Changes in due to or from related parties	(58)	52	5	57
Net change in working capital balances	(67)	(144)	(586)	(148)
	228	184	472	1,017
Financing activities	(314)	(5)	1,204	(461)
Investing activities	89	(183)	(1,550)	(405)
Foreign exchange gain (loss) on cash	(10)	—	(16)	(10)
(Decrease) Increase in cash and cash equivalents	$(7)	$(4)	$110	$141
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and nine months ended September 30, 2021 totaled $353 million and $1,053 million, respectively, compared to $276 million and $1,108 million in 2020, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Trade receivables and other current assets	$(158)	$(100)	$(441)	$(19)
Accounts payable and accrued liabilities	28	(38)	(193)	(76)
Other assets and liabilities	63	(6)	48	(53)
	$(67)	$(144)	$(586)	$(148)
Financing Activities
Cash flows used in and provided by financing activities totaled $314 million and $1,204 million for the three and nine months ended September 30, 2021, respectively. The strength of our balance sheet and access to diverse sources of capital allowed us to fund our growth and generate $419 million and $1,668 million, respectively, of proceeds from corporate and non-recourse upfinancings for the three and nine months ended September 30, 2021 and the issuance of our inaugural perpetual green subordinated notes of $340 million during the second quarter of 2021. During the three months ended September 30, 2021, we redeemed our Series 9 Preferred Limited Partnership Units for $153 million.
Distributions paid during the three and nine months ended September 30, 2021 to Unitholders were $213 million and $642 million, respectively (2020: $202 million and $567 million, respectively). We increased our distributions to $1.215 per LP unit in 2021 on an annualized basis (2020: $1.16), representing a 5% increase per LP unit, which took effect in the first quarter of 2021. The distributions paid during the three and nine months ended September 30, 2021, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $223 million and $645 million, respectively (2020: $105 million and $425 million). Our non-controlling interest contributed capital, net of capital repaid, of $(137) million and $658 million, respectively, during the three and nine months ended September 30, 2021.
Cash flows used in financing activities totaled $5 million and $461 million for the three and nine months ended September 30, 2020, respectively, as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($313 million) thirty-year corporate green bonds and net up-financing proceeds received from non-recourse

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

financings, commercial paper and corporate credit facilities, which were used to fund the growth of our business as discussed below in our investing activities, were more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium term notes prior to maturity.

Investing Activities
Cash flows provided by and used in investing activities totaled $89 million and $1,550 million for the three and nine months ended September 30, 2021, respectively. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $379 million and $448 million, respectively, into accretive growth opportunities, investing $1,481 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the quarter, and the continuing initiative to repower existing wind power projects, was $298 million and $831 million for the three and nine months ended September 30, 2021, respectively.
Cash flows used in investing activities totaled $183 million and $405 million for the three and nine months ended September 30, 2020, respectively. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain and additional investments in financial assets and the development of power generation assets and sustaining capital expenditures totaling $94 million and $419 million in the three and nine months ended September 30, 2020 respectively. Investments were funded by proceeds from our capital recycling initiatives of $16 million and $121 million in the three and nine months ended September 30, 2020, respectively, and from our financing activities noted above.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2021	December 31, 2020
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	14,000,000	—
Preferred Units(2)
Balance, beginning of year	52,885,496	44,885,496
Issuance	—	8,000,000
Redemption of preferred LP Units	(8,000,000)	—
Balance, end of period	44,885,496	52,885,496
GP interest(3)	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,205,005	172,180,417
LP units
Balance, beginning of year	274,837,890	268,466,704
Issued pursuant to merger with TerraForm Power	—	6,051,704
Distribution reinvestment plan	156,794	182,965
Exchanged for BEPC exchangeable shares	14,408	136,517
Balance, end of period	275,009,092	274,837,890
Total LP units on a fully-exchanged basis(3)	641,702,036	641,506,246
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Class A Preference Shares	$6	$6	$6	$6	$19	$19	$19	$19
Perpetual Subordinated Notes	4	—	5	—	7	—	5	—
Class A Preferred LP units	14	14	15	15	43	40	44	38
Participating non-controlling interests – in operating subsidiaries	197	86	197	84	577	370	577	368
GP interest and incentive distributions	21	18	21	18	63	52	62	50
Redeemable/Exchangeable partnership units	59	51	57	56	176	193	175	198
BEPC Exchangeable shares	52	66	52	50	156	66	156	50
LP units	84	74	83	78	251	270	249	269

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

CONTRACTUAL OBLIGATIONS
Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued perpetual subordinated notes at a fixed rate of 4.625%. These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	28	27	196	287
Net income	3	9	189	259
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2021 were $966 million and $3,005 million, respectively (2020: $867 million and $2,858 million, respectively).

(MILLIONS)	September 30, 2021	December 31, 2020
Current assets(1)	$1,117	$582
Total assets(2)(3)	2,648	1,958
Current liabilities(4)	7,520	6,544
Total liabilities(5)	7,779	6,758
(1)Amount due from non-guarantor subsidiaries was $1,103 million (2020: $567 million).
(2)Brookfield Renewable's total assets as at September 30, 2021 and December 31, 2020 were $49,887 million and $49,722 million.
(3)Amount due from non-guarantor subsidiaries was $2,554 million (2020: $1,856 million).
(4)Amount due to non-guarantor subsidiaries was $6,828 million (2020: $6,048 million).
(5)Amount due to non-guarantor subsidiaries was $6,829 million (2020: $6,049 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2021, letters of credit issued amounted to $924 million (2020: $716 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that had accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. During the year, TerraForm Power reached a final settlement with the plaintiffs and the surety bond was fully and unconditionally released. See Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2021			2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	13,776	16,092	14,099	14,333	13,446	15,527	14,151	13,850
Total Generation (GWh) – actual	13,533	14,683	13,828	13,247	12,007	13,264	14,264	12,465
Proportionate Generation (GWh) – LTA	6,697	8,356	7,602	7,354	6,618	7,309	6,717	6,561
Proportionate Generation (GWh) – actual	6,125	7,013	7,375	6,583	5,753	6,552	7,164	5,977
Revenues	$966	$1,019	$1,020	$952	$867	$942	$1,049	$965
Net income (loss) to Unitholders	(115)	(63)	(133)	(120)	(162)	(42)	20	(74)
Basic and diluted income (loss) per LP unit	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)	0.01	(0.15)
Consolidated Adjusted EBITDA	751	927	686	717	611	673	761	727
Proportionate Adjusted EBITDA	446	510	489	456	371	396	391	348
Funds From Operations	210	268	242	201	157	232	217	171
Funds From Operations per Unit	0.33	0.42	0.38	0.31	0.25	0.40	0.37	0.29
Distribution per LP Unit	0.30	0.30	0.30	0.29	0.29	0.29	0.29	0.27

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	7,911	9,349	9,254	9,254	$567	$642	$377	$457	$265	$352	$(2)	$64
Brazil	2,816	2,814	2,997	2,997	131	136	129	114	113	94	46	38
Colombia	2,850	2,033	2,551	2,511	160	154	117	93	88	67	23	49
	13,577	14,196	14,802	14,762	858	932	623	664	466	513	67	151
Wind
North America	2,965	2,428	3,856	2,890	272	173	224	138	164	85	(94)	(40)
Europe	767	569	826	645	90	64	151	45	134	34	37	(40)
Brazil	461	411	502	502	24	21	19	18	13	13	—	1
Asia	348	305	338	339	24	20	17	17	11	13	3	5
	4,541	3,713	5,522	4,376	410	278	411	218	322	145	(54)	(74)
Solar	1,421	980	1,635	1,172	280	168	231	148	144	88	9	(24)
Energy transition(1)	974	580	696	334	235	115	162	92	125	77	30	22
Corporate	—	—	—	—	—	—	18	36	(337)	(217)	(363)	(259)
Total	20,513	19,469	22,655	20,644	$1,783	$1,493	$1,445	$1,158	$720	$606	$(311)	$(184)
(1)Actual generation includes 352 GWh (2020: 278 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	567	131	160	272	90	24	24	280	235	—	1,783	(119)	1,341	3,005
Other income	20	35	14	28	93	—	1	20	12	41	264	(10)	(7)	247
Direct operating costs	(210)	(37)	(57)	(76)	(32)	(5)	(8)	(69)	(85)	(23)	(602)	59	(447)	(990)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	32	102
Adjusted EBITDA	377	129	117	224	151	19	17	231	162	18	1,445	—	919
Management service costs	—	—	—	—	—	—	—	—	—	(224)	(224)	—	—	(224)
Interest expense	(110)	(10)	(21)	(57)	(14)	(5)	(6)	(86)	(36)	(62)	(407)	22	(341)	(726)
Current income taxes	(2)	(6)	(8)	(3)	(3)	(1)	—	(1)	(1)	—	(25)	3	(38)	(60)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(22)	(47)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(518)	(518)
Funds From Operations	265	113	88	164	134	13	11	144	125	(337)	720	—	—
Depreciation	(194)	(48)	(19)	(175)	(55)	(12)	(7)	(131)	(63)	(2)	(706)	32	(446)	(1,120)
Foreign exchange and financial instrument gain (loss)	(50)	—	(2)	(43)	1	—	—	18	(4)	15	(65)	(1)	88	22
Deferred income tax expense	38	(1)	(40)	16	(1)	—	(1)	3	(3)	41	52	7	(127)	(68)
Other	(61)	(18)	(4)	(56)	(42)	(1)	—	(25)	(25)	(80)	(312)	14	110	(188)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(52)	—	(52)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	375	375
Net income (loss) attributable to Unitholders(2)	(2)	46	23	(94)	37	—	3	9	30	(363)	(311)	—	—	(311)
(1)Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $143 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	168	115	—	1,493	(54)	1,419	2,858
Other income	25	16	10	7	5	2	4	19	17	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(39)	(40)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments												31	22	53
Adjusted EBITDA	457	114	93	138	45	18	17	148	92	36	1,158	—	887
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(15)	(21)	(53)	(11)	(4)	(4)	(60)	(14)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(5)	(5)	—	—	(1)	—	—	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	352	94	67	85	34	13	13	88	77	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(7)	(72)	(31)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	(1)	(43)	(1)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	4	(3)	25	30	(2)	—	28
Other	(70)	(12)	3	(31)	(24)	(3)	(1)	(1)	(20)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	64	38	49	(40)	(40)	1	5	(24)	22	(259)	(184)	—	—	(184)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the nine months ended September 30:

	Nine months ended September 30
(MILLIONS)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(159)	$(123)
General partnership interest in a holding subsidiary held by Brookfield	58	46
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(111)	(89)
BEPC exchangeable shares	(99)	(18)
Net income (loss) attributable to Unitholders	$(311)	$(184)
Adjusted for proportionate share of:
Depreciation	706	540
Foreign exchange and financial instruments loss	65	68
Deferred income tax recovery	(52)	(30)
Other	312	212
Funds From Operations	$720	$606
Distributions attributable to:
Preferred limited partners' equity	43	40
Preferred equity	19	19
Subordinated Perpetual notes	7	—
Current income taxes	25	14
Interest expense	407	347
Management service costs	224	132
Proportionate Adjusted EBITDA	1,445	1,158
Attributable to non-controlling interests	919	887
Consolidated Adjusted EBITDA	$2,364	$2,045

The following table reconciles the per-unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per unit, for the nine months ended September 30:

	Nine months ended September 30
	2021	2020
Basic income (loss) per LP unit(1)	$(0.58)	$(0.39)
Depreciation	1.09	0.90
Foreign exchange and financial instruments loss	0.10	0.11
Deferred income tax (recovery) expense	(0.08)	(0.05)
Other	0.59	0.44
Funds From Operations per Unit(2)	$1.12	$1.01
(1)During the nine months ended September 30, 2021, on average there were 274.9 million (2020: 269.9 million).
(2)Average units outstanding for the nine months ended September 30, 2021 were 645.6 million (2020: 597.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, agreed to acquire an initial 26% interest in a 750 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. The transaction is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, signed an agreement to acquire three late-stage and high quality utility-scale solar development projects in the United States for a total installed capacity of approximately 475 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The transaction is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the quarters, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2020 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment,

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions,financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against nonperforming counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP units, preferred limited partnership units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the LP units; and the redemption of BEPC exchangeable shares at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	13	$537	$431
Restricted cash	14	374	208
Trade receivables and other current assets	15	1,280	928
Financial instrument assets	4	60	62
Due from related parties	18	33	56
Assets held for sale		57	57
		2,341	1,742
Financial instrument assets	4	341	407
Equity-accounted investments	12	952	971
Property, plant and equipment, at fair value	7	44,031	44,590
Intangible assets		222	232
Goodwill	2	977	970
Deferred income tax assets	6	220	205
Other long-term assets		803	605
Total Assets		$49,887	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$689	$625
Financial instrument liabilities	4	426	283
Due to related parties	18	164	506
Corporate borrowings	8	500	3
Non-recourse borrowings	8	1,352	1,026
Provisions		37	304
Liabilities directly associated with assets held for sale		6	14
		3,174	2,761
Financial instrument liabilities	4	555	668
Corporate borrowings	8	2,292	2,132
Non-recourse borrowings	8	16,146	14,921
Deferred income tax liabilities	6	5,350	5,515
Provisions		771	712
Other long-term liabilities		1,332	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	10,942	11,100
General partnership interest in a holding subsidiary held by Brookfield	9	46	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,257	2,721
BEPC exchangeable shares	9	1,999	2,408
Preferred equity	9	610	609
Perpetual subordinated notes	9	340	—
Preferred limited partners' equity	10	881	1,028
Limited partners' equity	11	3,192	3,845
Total Equity		20,267	21,767
Total Liabilities and Equity		$49,887	$49,722
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Revenues	18	$966	$867	$3,005	$2,858
Other income		42	12	247	51
Direct operating costs		(292)	(281)	(990)	(917)
Management service costs	18	(71)	(65)	(224)	(151)
Interest expense	8	(247)	(233)	(726)	(733)
Share of earnings (losses) from equity-accounted investments	12	(4)	(5)	3	(4)
Foreign exchange and financial instruments gain	4	21	38	22	12
Depreciation	7	(373)	(369)	(1,120)	(1,030)
Other		(53)	(110)	(188)	(125)
Income tax recovery (expense)
Current	6	(22)	(13)	(60)	(29)
Deferred	6	(121)	40	(68)	28
		(143)	27	(128)	(1)
Net loss		$(154)	$(119)	$(99)	$(40)
Net loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(63)	$23	$143	$85
General partnership interest in a holding subsidiary held by Brookfield	9	19	15	58	46
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(40)	(67)	(111)	(89)
BEPC exchangeable shares	9	(36)	(18)	(99)	(18)
Preferred equity	9	6	6	19	19
Perpetual subordinated notes	9	4	—	7	—
Preferred limited partners' equity	10	14	14	43	40
Limited partners' equity	11	(58)	(92)	(159)	(123)
		$(154)	$(119)	$(99)	$(40)
Basic and diluted loss per LP unit		$(0.21)	$(0.29)	$(0.58)	$(0.39)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Net loss		$(154)	$(119)	$(99)	$(40)
Other comprehensive loss that will not be reclassified to net income
Revaluations of property, plant and equipment	7	—	37	(257)	37
Actuarial loss on defined benefit plans		—	—	27	(2)
Deferred tax expense on above item		(162)	(7)	(122)	(7)
Unrealized (loss) gain on investments in equity securities	4	(2)	5	3	(3)
Equity-accounted investments	12	(4)	—	(5)	—
Total items that will not be reclassified to net income		(168)	35	(354)	25
Other comprehensive loss that may be reclassified to net income
Foreign currency translation		(351)	(128)	(689)	(1,694)
Losses arising during the period on financial instruments designated as cash-flow hedges	4	(128)	(10)	(125)	(50)
Gain (loss) on foreign exchange swaps net investment hedge	4	12	(40)	28	3
Reclassification adjustments for amounts recognized in net income	4	18	(5)	15	(39)
Deferred income taxes on above items		18	3	16	18
Equity-accounted investments	12	(6)	12	(7)	4
Total items that may be reclassified subsequently to net income		(437)	(168)	(762)	(1,758)
Other comprehensive loss		(605)	(133)	(1,116)	(1,733)
Comprehensive loss		$(759)	$(252)	$(1,215)	$(1,773)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(398)	$(66)	$(537)	$(809)
General partnership interest in a holding subsidiary held by Brookfield	9	17	16	55	40
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(117)	(63)	(243)	(405)
BEPC exchangeable shares	9	(104)	(80)	(216)	(80)
Preferred equity	9	(8)	17	22	4
Perpetual subordinated notes	9	4	—	7	—
Preferred limited partners' equity	10	14	14	43	40
Limited partners' equity	11	(167)	(90)	(346)	(563)
		$(759)	$(252)	$(1,215)	$(1,773)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731
Net income (loss)	(58)	—	—	—	—	—	(58)	14	6	4	(36)	(63)	19	(40)	(154)
Other comprehensive income (loss)	—	(72)	(17)	—	(17)	(3)	(109)	—	(14)	—	(68)	(335)	(2)	(77)	(605)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	44	—	—	44
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposals (Note 3)	26	—	(26)	—	—	—	—	—	—	—	—	(181)	—	—	(181)
Distributions or dividends declared	(84)	—	—	—	—	—	(84)	(14)	(6)	(4)	(52)	(197)	(21)	(59)	(437)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	12	(5)	(16)	—	1	2	(6)	—	—	—	(4)	30	—	(6)	14
Change in period	(102)	(77)	(59)	—	(16)	(1)	(255)	(147)	(14)	—	(160)	(702)	(4)	(182)	(1,464)
Balance, as at September 30, 2021	$(1,402)	$(823)	$5,475	$(1)	$(61)	$4	$3,192	$881	$610	$340	$1,999	$10,942	$46	$2,257	$20,267

Balance, as at June 30, 2020	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$—	$9,995	$58	$2,820	18,365
Net income (loss)	(92)	—	—	—	—	—	(92)	14	6	—	(18)	23	15	(67)	(119)
Other comprehensive income (loss)	—	(6)	6	(1)	—	3	2	—	11	—	(62)	(89)	1	4	(133)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	73	—	—	73
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(12)	—	—	(12)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(74)	—	—	—	—	—	(74)	(14)	(6)	—	(66)	(86)	(18)	(51)	(315)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	—	2,134	(1,101)	(10)	(462)	—
Other	(7)	(1)	—	1	(1)	11	3	—	(1)	—	—	(30)	—	1	(27)
Change in period	466	273	(1,462)	2	—	1	(720)	—	10	—	1,988	(1,237)	(12)	(575)	(546)
Balance, as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$—	$1,988	$8,758	$46	$2,245	$17,819
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(159)	—	—	—	—	—	(159)	43	19	7	(99)	143	58	(111)	(99)
Other comprehensive income (loss)	—	(97)	(72)	5	(24)	1	(187)	—	3	—	(117)	(680)	(3)	(132)	(1,116)
Issuance of perpetual subordinated notes (Note 9)	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,089	—	—	1,090
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposals (Note 3)	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(251)	—	—	—	—	—	(251)	(43)	(19)	(7)	(156)	(577)	(63)	(176)	(1,292)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	(49)	(6)	(10)	—	2	—	(63)	—	(2)	—	(37)	262	(2)	(45)	113
Change in period	(414)	(103)	(120)	5	(22)	1	(653)	(147)	1	340	(409)	(158)	(10)	(464)	(1,500)
Balance, as at September 30, 2021	$(1,402)	$(823)	$5,475	$(1)	$(61)	$4	$3,192	$881	$610	$340	$1,999	$10,942	$46	$2,257	$20,267

Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$—	$11,086	$68	$3,317	20,480
Net income (loss)	(123)	—	—	—	—	—	(123)	40	19	—	(18)	85	46	(89)	(40)
Other comprehensive income (loss)	—	(437)	8	—	(13)	2	(440)	—	(15)	—	(62)	(894)	(6)	(316)	(1,733)
Preferred LP units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	96	—	—	96
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(86)	—	—	(86)
Disposal	10	—	(10)	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(270)	—	—	—	—	—	(270)	(40)	(19)	—	(66)	(370)	(52)	(193)	(1,010)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	—	5
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	—	2,134	(1,101)	(10)	(462)	—
Other	(10)	—	(7)	—	—	—	(17)	—	(1)	—	—	(43)	—	(12)	(73)
Change in period	246	(157)	(1,474)	2	(12)	(11)	(1,406)	195	(16)	—	1,988	(2,328)	(22)	(1,072)	(2,661)
Balance, as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$—	$1,988	$8,758	$46	$2,245	$17,819
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2021	2020	2021	2020
Operating activities
Net loss		$(154)	$(119)	$(99)	$(40)
Adjustments for the following non-cash items:
Depreciation	7	373	369	1,120	1,030
Unrealized foreign exchange and financial instruments losses	4	(9)	(40)	22	(15)
Share of loss (earnings) from equity-accounted investments	12	4	5	(3)	4
Deferred income tax (recovery) expense	6	121	(40)	68	(28)
Other non-cash items		10	99	(110)	140
Dividends received from equity-accounted investments	12	8	2	55	17
		353	276	1,053	1,108
Changes in due to or from related parties		(58)	52	5	57
Net change in working capital balances		(67)	(144)	(586)	(148)
		228	184	472	1,017
Financing activities
Proceeds from medium term notes	8	—	320	—	570
Repayment of medium term notes	8	—	(304)	—	(304)
Corporate credit facilities, net	8	150	—	150	(299)
Commercial paper, net	8	500	239	497	379
Proceeds from non-recourse and related party borrowings	8,18	2,060	356	4,794	1,389
Repayment of non-recourse and related party borrowings	8,18	(2,291)	(340)	(3,773)	(1,364)
Repayment of lease liabilities		(7)	(8)	(22)	(24)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	93	69	1,102	95
Capital repaid to participating non-controlling interests – in operating subsidiaries		(230)	(9)	(444)	(85)
Issuance of equity instruments and related costs	9,11	—	(21)	340	174
Redemption of Preferred LP Units	10	(153)	—	(153)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(223)	(105)	(645)	(425)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(213)	(202)	(642)	(567)
		(314)	(5)	1,204	(461)
Investing activities
Investment in equity-accounted investments		(2)	(14)	(55)	(29)
Acquisitions, net of cash and cash equivalents, in acquired entity		—	—	(1,426)	(105)
Investment in property, plant and equipment	7	(298)	(113)	(831)	(257)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	379	16	827	121
Purchases of financial assets	4	(3)	(45)	(47)	(282)
Proceeds from financial assets	4	61	64	108	225
Restricted cash and other		(48)	(91)	(126)	(78)
		89	(183)	(1,550)	(405)
Foreign exchange gain (loss) on cash		(10)	—	(16)	(10)
Cash and cash equivalents
(Decrease) Increase		(7)	(4)	110	141
Net change in cash classified within assets held for sale		14	(3)	(4)	(11)
Balance, beginning of period		530	489	431	352
Balance, end of period		$537	$482	$537	$482
Supplemental cash flow information:
Interest paid		$224	$224	$649	$645
Interest received		$11	$8	$34	$17
Income taxes paid		$20	$16	$54	$41
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2020 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 5, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Wind Portfolio
On March 24, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "Oregon Wind Portfolio") located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $153 million for the nine months ended September 30, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $62 million for the nine months ended September 30, 2021.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The preliminary purchase price allocation, at fair value, as at September 30, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	29	23	52
Property, plant and equipment	1,595	761	2,356
Current liabilities	(11)	(6)	(17)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(35)	(37)	(72)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	584	1,328
Goodwill	—	100	100
Purchase price	$744	$684	$1,428

3. DISPOSAL OF ASSETS
In June 2021, Brookfield Renewable, along with its institutional partners, completed the sale of a 656 MW operating and development wind portfolio in Ireland. The total consideration was approximately €298 million ($363 million) and Brookfield Renewable’s interest in the portfolio was approximately 40%. This resulted in a gain on disposition of $165 million ($66 million net to Brookfield Renewable) recognized in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $33 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. The total consideration was approximately £77 million ($108 million) and Brookfield Renewable’s interest in the portfolio was 100%. This resulted in a gain on disposition of $37 million ($37 million net to Brookfield Renewable) recognized in the consolidated statements of income.
In August 2021, Brookfield Renewable, together with its institutional partners, completed the sale of a 391 MW wind portfolio in the United States. The total consideration was approximately $392 million and Brookfield Renewable's interest in the portfolio ranged from 20% to 100%. This resulted in a loss on disposition of $9 million ($5 million net loss to Brookfield Renewable) recognized in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $79 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Ireland Wind Portfolio	Scotland Wind Portfolio	U.S Wind Portfolio	Total
Proceeds, net of transaction costs	$358	$107	$387	$852
Carrying value of net assets held for sale
Assets	582	91	793	1,466
Liabilities	(389)	(21)	(397)	(807)
	193	70	396	659
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal	(35)	—	(6)	(41)
Gain on disposal, net of transaction costs	$130	$37	$(15)	$152

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2020 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$537	$—	$—	$537	$431
Restricted cash(1)	453	—	—	453	283
Financial instrument assets(2)
Energy derivative contracts	—	47	11	58	135
Interest rate swaps	—	30	—	30	—
Foreign exchange swaps	—	26	—	26	4
Investments in debt and equity securities(2)	—	93	100	193	175
Property, plant and equipment	—	—	44,031	44,031	44,590
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(245)	(52)	(297)	(33)
Interest rate swaps	—	(273)	—	(273)	(422)
Foreign exchange swaps	—	(82)	—	(82)	(94)
Tax equity	—	—	(329)	(329)	(402)
Contingent consideration	—	—	—	—	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,307)	(650)	—	(2,957)	(2,448)
Non-recourse borrowing(1)	(2,412)	(16,384)	—	(18,796)	(17,991)
Total	$(3,729)	$(17,438)	$43,761	$22,594	$24,227
(1)Includes both the current amount and long-term amounts.
(2)Excludes $94 million (2020: $155 million) of investments in debt securities that are measured at amortized cost.
There were no transfers between levels during the nine months ended September 30, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$58	$297	$(239)	$102
Interest rate swaps	30	273	(243)	(422)
Foreign exchange swaps	26	82	(56)	(90)
Investments in debt and equity securities	287	—	287	330
Tax equity	—	329	(329)	(402)
Total	401	981	(580)	(482)
Less: current portion	60	426	(366)	(221)
Long-term portion	$341	$555	$(214)	$(261)
(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(10)	$(26)	$(114)	$(35)
Interest rate swaps	11	(20)	61	(79)
Foreign exchange swaps	24	29	84	113
Tax equity	15	9	31	(2)
Foreign exchange gain (loss)	(19)	46	(40)	15
	$21	$38	$22	$12

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(139)	$(10)	$(178)	$18
Interest rate swaps	6	(1)	51	(69)
Foreign exchange swaps	5	1	2	1
	(128)	(10)	(125)	(50)
Foreign exchange swaps – net investment	12	(40)	28	3
Investments in debt and equity securities	(2)	5	3	(3)
	$(118)	$(45)	$(94)	$(50)
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$5	$(7)	$(46)	$(48)
Interest rate swaps	3	2	15	9
Foreign exchange swaps	10	—	10	—
	$18	$(5)	$(21)	$(39)
Foreign exchange swaps - net investment	—	—	(44)	—
Foreign currency translation	—	—	80	—
	$18	$(5)	$15	$(39)
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$172	$34	$54	$64	$18	$10	$8	$101	$87	$—	$548	$(42)	$460	$966
Other income	3	26	5	20	3	(1)	1	10	4	14	85	(5)	(38)	42
Direct operating costs	(67)	(12)	(19)	(20)	(4)	—	(4)	(20)	(33)	(8)	(187)	23	(128)	(292)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	24	11	35
Adjusted EBITDA	108	48	40	64	17	9	5	91	58	6	446	—	305
Management service costs	—	—	—	—	—	—	—	—	—	(71)	(71)	—	—	(71)
Interest expense	(38)	(3)	(8)	(15)	(3)	(1)	(2)	(30)	(9)	(21)	(130)	9	(126)	(247)
Current income taxes	1	(2)	(4)	(1)	(3)	(1)	—	—	(1)	—	(11)	2	(13)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(4)	(4)	—	—	(4)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Funds From Operations	71	43	28	48	11	7	3	61	48	(110)	210	—	—
Depreciation	(63)	(17)	(6)	(54)	(14)	(5)	(2)	(42)	(19)	(1)	(223)	6	(156)	(373)
Foreign exchange and financial instrument gain (loss)	8	(4)	(1)	(9)	2	1	—	6	(4)	3	2	(1)	20	21
Deferred income tax expense	8	(1)	(36)	9	(2)	—	—	3	(2)	14	(7)	5	(119)	(121)
Other	(14)	(2)	(4)	(32)	(1)	(1)	—	(10)	(10)	(23)	(97)	7	37	(53)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	—	(17)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	218	218
Net income (loss) attributable to Unitholders(2)	$10	$19	$(19)	$(38)	$(4)	$2	$1	$18	$13	$(117)	$(115)	$—	$—	$(115)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $63 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$160	$36	$49	$57	$27	$10	$7	$90	$46	$—	$482	$(16)	$401	$867
Other income	13	7	2	3	2	1	2	7	7	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(18)	(16)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	95	32	32	45	19	9	6	79	37	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(27)	(4)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	(1)	—	(1)	(6)	1	(8)	(13)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	60	24	23	24	13	7	6	51	33	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(38)	(13)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instrument gain (loss)	(25)	—	1	28	(1)	2	2	(28)	—	(12)	(33)	3	68	38
Deferred income tax expense	20	—	(2)	7	3	—	—	4	(3)	10	39	1	—	40
Other	(13)	(4)	(2)	(28)	(17)	(1)	(2)	8	(11)	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	$(18)	$4	$15	$(23)	$(20)	$5	$4	$(3)	$6	$(132)	$(162)	$—	$—	$(162)
(1)Share of losses from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	567	131	160	272	90	24	24	280	235	—	1,783	(119)	1,341	3,005
Other income	20	35	14	28	93	—	1	20	12	41	264	(10)	(7)	247
Direct operating costs	(210)	(37)	(57)	(76)	(32)	(5)	(8)	(69)	(85)	(23)	(602)	59	(447)	(990)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	32	102
Adjusted EBITDA	377	129	117	224	151	19	17	231	162	18	1,445	—	919
Management service costs	—	—	—	—	—	—	—	—	—	(224)	(224)	—	—	(224)
Interest expense	(110)	(10)	(21)	(57)	(14)	(5)	(6)	(86)	(36)	(62)	(407)	22	(341)	(726)
Current income taxes	(2)	(6)	(8)	(3)	(3)	(1)	—	(1)	(1)	—	(25)	3	(38)	(60)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(22)	(47)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(518)	(518)
Funds From Operations	265	113	88	164	134	13	11	144	125	(337)	720	—	—
Depreciation	(194)	(48)	(19)	(175)	(55)	(12)	(7)	(131)	(63)	(2)	(706)	32	(446)	(1,120)
Foreign exchange and financial instrument gain (loss)	(50)	—	(2)	(43)	1	—	—	18	(4)	15	(65)	(1)	88	22
Deferred income tax expense	38	(1)	(40)	16	(1)	—	(1)	3	(3)	41	52	7	(127)	(68)
Other	(61)	(18)	(4)	(56)	(42)	(1)	—	(25)	(25)	(80)	(312)	14	110	(188)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(52)	—	(52)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	375	375
Net income (loss) attributable to Unitholders(2)	(2)	46	23	(94)	37	—	3	9	30	(363)	(311)	—	—	(311)
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $143 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	168	115	—	1,493	(54)	1,419	2,858
Other income	25	16	10	7	5	2	4	19	17	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(39)	(40)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments												31	22	53
Adjusted EBITDA	457	114	93	138	45	18	17	148	92	36	1,158	—	887	—
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(15)	(21)	(53)	(11)	(4)	(4)	(60)	(14)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(5)	(5)	—	—	(1)	—	—	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	352	94	67	85	34	13	13	88	77	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(7)	(72)	(31)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	(1)	(43)	(1)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	4	(3)	25	30	(2)	—	28
Other	(70)	(12)	3	(31)	(24)	(3)	(1)	(1)	(20)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	64	38	49	(40)	(40)	1	5	(24)	22	(259)	(184)	—	—	(184)
(1)Share of losses from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2021
Cash and cash equivalents	$39	$39	$9	$21	$43	$8	$8	$128	$44	$1	$340	$(33)	$230	$537
Property, plant and equipment	12,862	1,497	1,763	3,074	823	265	154	3,316	1,996	—	25,750	(981)	19,262	44,031
Total assets	13,829	1,692	1,993	3,407	954	288	220	3,770	2,290	58	28,501	(456)	21,842	49,887
Total borrowings	3,707	247	441	1,634	495	78	144	2,642	1,029	2,799	13,216	(340)	7,414	20,290
Other liabilities	3,342	119	583	736	192	5	29	410	192	351	5,959	(116)	3,487	9,330
For the nine months ended September 30, 2021:
Additions to property, plant and equipment	75	67	30	63	21	7	3	68	20	2	356	(4)	616	968
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the nine months ended September 30, 2020:
Additions to property, plant and equipment(1)	260	21	4	25	24	1	—	30	28	2	395	(13)	188	570
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Hydroelectric
North America	$224	$199	$732	$820
Brazil	35	41	137	156
Colombia	224	202	664	638
	483	442	1,533	1,614
Wind
North America	139	94	501	344
Europe	24	54	133	166
Brazil	29	28	64	59
Asia	28	25	88	74
	220	201	786	643
Solar	167	155	449	410
Energy transition	96	69	237	191
Total	$966	$867	$3,005	$2,858
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2021	December 31, 2020
United States	$23,951	$22,955
Colombia	7,361	8,150
Canada	4,761	4,880
Brazil	3,366	3,308
Europe	4,607	5,417
Asia	937	851
	$44,983	$45,561
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 441% for the nine months ended September 30, 2021 (2020: (3)%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
During the quarter, Brookfield Renewable incurred a one-time deferred tax expense of $142 million as a result of new tax legislation in Colombia.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020		$28,418	$9,010	$7,012	$150	$44,590
Additions		261	398	295	14	968
Acquisitions through business combinations	2	—	1,595	761	—	2,356
Disposal of assets	3	—	(1,312)	—	—	(1,312)
Items recognized through OCI
Change in fair value		—	(257)	—	—	(257)
Foreign currency translation		(915)	(96)	(173)	(10)	(1,194)
Items recognized through net income
Depreciation		(408)	(443)	(263)	(6)	(1,120)
As at September 30, 2021(3)		$27,356	$8,895	$7,632	$148	$44,031
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $312 million (2020: $212 million) in the hydroelectric segment, $405 million (2020: $213 million) in the wind segment, $264 million (2020: $172 million) in the solar segment, and $7 million (2020: $1 million) in other.
(3)Includes right-of-use assets not subject to revaluation of $70 million (2020: $74 million) in the hydroelectric segment, $176 million (2020: $185 million) in the wind segment, $183 million (2020: $152 million) in the solar segment, and $2 million (2020: $3 million) in other.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2021				December 31, 2020
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	1.3	5	$150	$150	N/A	4	$—	$—
Commercial paper	0.2	<1	500	500	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	15	118	149	5.8	16	118	160
Series 9 (C$400)	3.8	4	315	337	3.8	4	314	348
Series 10 (C$500)	3.6	5	394	425	3.6	6	392	441
Series 11 (C$475)	4.3	7	375	422	4.3	8	373	442
Series 12 (C$475)	3.4	8	375	400	3.4	9	373	420
Series 13 (C$300)	4.3	28	237	261	4.3	29	236	287
Series 14 (C$425)	3.3	29	335	313	3.3	30	334	347
	3.9	13	2,149	2,307	3.9	14	2,140	2,445
Total corporate borrowings			2,799	$2,957			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			(500)				(3)
			$2,292				$2,132
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had $500 million commercial paper outstanding as at September 30, 2021 (2020: $3 million).
In the first quarter of 2021, Brookfield Renewable extended the maturity of the corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	September 30, 2021	December 31, 2020
Authorized corporate and related party credit facilities(1)	$2,375	$2,150
Draws on corporate credit facilities(1)	(150)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(270)	(300)
Available portion of corporate credit facilities	$2,355	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by BRELP and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at September 30, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	5.0	8	$7,272	$7,861	4.8	9	$6,989	$7,853
Wind	4.4	9	4,385	4,733	4.3	10	4,324	4,785
Solar	3.8	12	4,117	4,442	3.6	12	3,684	4,247
Energy transition	2.9	8	1,678	1,760	3.8	11	1,009	1,106
Total	4.4	9	$17,452	$18,796	4.3	10	$16,006	$17,991
Add: Unamortized premiums(2)			164				63
Less: Unamortized financing fees(2)			(118)				(122)
Less: Current portion			(1,352)				(1,026)
			$16,146				$14,921
(1)Includes $41 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling £40 million ($55 million) associated with a wind development project in Europe that is currently classified as held for sale. The debt bears interest at a fixed rate of 2.87% and matures in 2037.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, Brookfield Renewable completed a financing of $164 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.125% maturing in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of $263 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.75% maturing in 2025.
In the second quarter of 2021, Brookfield Renewable completed a refinancing of C$198 million ($160 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
In the third quarter of 2021, Brookfield Renewable completed a financing of C$25 million ($20 million) associated with a hydroelectric portfolio in Canada. The loan bears a fixed interest of 5.28% and matures in 2026.
In the third quarter of 2021, Brookfield Renewable completed a refinancing of €513 million ($607 million) associated with a solar portfolio in Europe. A portion of the debt bears an average fixed interest rate of 2.4% maturing between 2037 and 2038, and a variable portion that bears interest at the applicable rate rate plus 1.6% increasing by 0.20% every five years maturing in 2031.
In the third quarter of 2021, Brookfield Renewable completed a financing of R$200 million ($40 million) associated with a hydroelectric portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 2.33% and matures in 2027.
In the third quarter of 2021, Brookfield Renewable completed a refinancing of €160 million ($221 million) associated with our investment in a pump storage facility in Europe. The loan bears a variable interest at the applicable rate plus 1.6% increasing by 0.25% every six months and matures in 2023.
In the third quarter of 2021, Brookfield Renewable agreed to amend the COP 100 billion ($26 million) revolving credit facility to extend its maturity to August 2022.
In the third quarter of 2021, Brookfield Renewable completed a corporate financing of COP 590 billion ($155 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.75% and matures in 2031.
In the third quarter of 2021, Brookfield Renewable entered into an agreement for a R$650 million ($120 million) guaranteed letter of credit facility associated with a solar development project in Brazil.
In the third quarter of 2021, Brookfield Renewable entered into an agreement for a $50 million letter of credit facility in the United States.
In the third quarter of 2021, Brookfield Renewable increased its revolving credit facility associated with the United States business by $250 million to a total of $400 million.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

In the third quarter of 2021, Brookfield Renewable entered into a financing of CNY 361 million ($56 million) related to a 59 MW wind facility in China. The loan bears a fixed interest rate of 4.9% and maturing in 2036.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2021	December 31, 2020
Participating non-controlling interests – in operating subsidiaries	$10,942	$11,100
General partnership interest in a holding subsidiary held by Brookfield	46	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,257	2,721
BEPC exchangeable shares	1,999	2,408
Preferred equity	610	609
Perpetual subordinated notes	340	—
	$16,194	$16,894

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$682	$11,100
Net income (loss)	(4)	56	(43)	34	6	16	45	—	33	143
Other comprehensive income (loss)	(88)	(26)	(192)	(14)	(1)	—	(363)	(2)	6	(680)
Capital contributions	—	6	1	901	—	—	—	—	181	1,089
Disposal	(181)	(214)	—	—	—	—	—	—	—	(395)
Distributions	(5)	(14)	(194)	(114)	(20)	(6)	(175)	(1)	(48)	(577)
Other	1	11	147	1	205	—	(1)	—	(102)	262
As at September 30, 2021	$725	$1,813	$3,342	$1,218	$817	$107	$2,157	$11	$752	$10,942
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	50%	25%	53%	0.3%	20% - 50%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC exchangeable shares held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $60 million were declared during the three and nine months ended September 30, 2021, respectively (2020: $17 million and $48 million, respectively)
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2021, exchangeable shareholders of BEPC exchanged 4,766 and 14,408 BEPC exchangeable shares (2020: 127,746 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2020: $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,205,005 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2021. During the year ended December 31, 2020, there were no LP units repurchased.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$3	$4
Incentive distribution	20	17	60	48
	21	18	63	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	59	51	176	193
BEPC exchangeable shares held by
Brookfield	14	25	40	25
External shareholders	38	41	116	41
Total BEPC exchangeable shares	52	66	156	66
	$132	$135	$395	$311
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2021	2020	September 30, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$134	$134
Series 2 (C$113)(1)	3.11	2.8	April 2025	2	2	62	62
Series 3 (C$249)	9.96	4.4	July 2024	6	6	196	195
Series 5 (C$103)	4.11	5.0	April 2018	3	3	81	81
Series 6 (C$175)	7.00	5.0	July 2018	5	5	137	137
	31.03			$19	$19	$610	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2021, totaled $6 million and $19 million, respectively (2020: $6 million and $19 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted the notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2021.
Perpetual subordinate notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes do not have a maturity date except in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

the perpetual subordinated notes during the three and nine months ended September 30, 2021 of $4 million and $7 million are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $340 million (2020: nil) as at September 30, 2021.
Distributions paid during the three and nine months ended September 30, 2021, totaled $5 million and $5 million, respectively (2020: nil and nil, respectively).
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2021	2020	September 30, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	6	5	128	128
Series 9 (C$200)	—	5.75	July 2021	5	6	—	147
Series 11 (C$250)	10.00	5.00	April 2022	8	7	187	187
Series 13 (C$250)	10.00	5.00	April 2023	8	7	196	196
Series 15 (C$175)	7.00	5.75	April 2024	6	6	126	126
Series 17 ($200)	8.00	5.25	March 2025	8	7	195	195
	44.89			$43	$40	$881	$1,028
As at September 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
Distributions paid during the three and nine months ended September 30, 2021, totaled $15 million and $44 million, respectively (2020: $15 million and $38 million, respectively).
Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2021.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2021, 275,009,092 LP units were outstanding (December 31, 2020: 274,837,890 LP units) including 68,749,416 LP units (December 31, 2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2021, 63,127 and 156,794 LP units, respectively (2020: 46,074 and 150,528 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $2 million and $6 million, respectively (2020: $2 million and $5 million, respectively).
During the three and nine months ended September 30, 2021, exchangeable shareholders of BEPC exchanged 4,766 and 14,408 exchangeable shares (2020: 127,746 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2020: $1 million).
As at September 30, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximate 52% is held by public investors.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at September 30, 2021.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and nine months ended September 30, 2021.
Distributions
The composition of the limited partners' equity distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Brookfield	$21	$18	$63	$78
External LP Unitholders	63	56	188	192
	$84	$74	$251	$270
In February 2021, Unitholder distributions were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which took effect with the distribution payable in March 2021.
Distributions paid during the three and nine months ended September 30, 2021 totaled $83 million and $249 million, respectively (2020: $78 million and $269 million, respectively).
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2021:

(MILLIONS)	September 30, 2021
Balance, beginning of year	$971
Investment	56
Disposals	(8)
Share of net income	3
Share of other comprehensive income	(12)
Dividends received	(55)
Foreign exchange translation and other	(3)
Balance, end of year	$952
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland, in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Cash	$495	$422
Short-term deposits	42	9
	$537	$431

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Operations	$194	$129
Credit obligations	129	119
Capital expenditures and development projects	130	35
Total	453	283
Less: non-current	(79)	(75)
Current	$374	$208
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Trade receivables	$636	$614
Prepaids and other	107	64
Inventory	44	26
Income tax receivable	16	15
Collateral deposits(1)	326	1
Current portion of contract asset	48	46
Other short-term receivables	103	162
	$1,280	$928
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Operating accrued liabilities	$245	$270
Accounts payable	178	127
Interest payable on borrowings	110	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	54	46
Current portion of lease liabilities	24	33
Other	78	43
	$689	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest COP 153 billion ($40 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners and Apple Inc.'s China Renewable Energy Fund, entered into a commitment to invest CNY 378 million ($59 million) to acquire a 213 MW portfolio of wind portfolio in China. During the quarter, the acquisition of the first project within the portfolio, a 59 MW operating wind facility, was completed. The remaining projects are expected to close in the fourth quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 14.5% interest.
Brookfield Renewable, alongside institutional partners, have agreed to invest an additional €150 million (approximately $50 million net to Brookfield Renewable) into a large scale renewable business in Poland for a total ownership of almost 40%. Currently, Brookfield Renewable, together with its institutional partners, holds a 23% interest in the company (6% net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, agreed to acquire an initial 26% interest in a 750 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. The transaction is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, signed an agreement to acquire three late-stage and high quality utility-scale solar development projects in the United States for a total installed capacity of approximately 475 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The transaction is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the year, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place during the quarter and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. Subsequent to quarter end, TerraForm Power initiated legal proceedings to seek to recover the settlement amount and its costs incurred in connection with its defense of the underlying dispute.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2021	December 31, 2020
Brookfield Renewable along with institutional investors	$98	$46
Brookfield Renewable's subsidiaries	826	670
	$924	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the draws bear interest at an applicable interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2021 (December 31, 2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and nine months ended September 30, 2021 totaled $1 million and $2 million, respectively (2020: nil and $1 million, respectively).
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
During the year, Brookfield Renewable UK Hydro Limited, a subsidiary of Brookfield Renewable, provided a shareholder loan of $135 million to our investment in a pump storage facility in the United Kingdom. Due from related parties is recorded under Other long-term assets on the consolidated statement of financial position.
During the three and nine months ended September 30, 2021, cash flows provided by related party financing activities totaled $400 million and $1,155 million, respectively (2020: nil and nil, respectively).
During the three and nine months ended September 30, 2021, cash flows repaid to related party for financing activities totaled $1,080 million and $1,615 million, respectively (2020: nil and nil, respectively).
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$6	$32	$89	$213
Direct operating costs
Energy purchases	$—	$1	$—	$1
Energy marketing fee & other services	(3)	(1)	(8)	(2)
Insurance services(1)	—	(4)	—	(18)
	$(3)	$(4)	$(8)	$(19)
Interest expense
Borrowings	$(1)	$—	$(2)	$(1)
Contract balance accretion	(1)	(1)	$(10)	$(9)
	$(2)	$(1)	$(12)	$(10)
Management service costs	$(71)	$(65)	$(224)	$(151)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services were paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

19. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2021
Current assets	$48	$418	$2,178	$1,105	$2,328	$(3,736)	$2,341
Long-term assets	4,078	257	4	27,914	47,462	(32,169)	47,546
Current liabilities	43	7	30	7,514	2,417	(6,837)	3,174
Long-term liabilities	—	—	2,142	260	24,087	(43)	26,446
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	10,942	—	10,942
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,257	—	—	2,257
BEPC exchangeable shares	—	—	—	—	1,999	—	1,999
Preferred equity	—	610	—	—	—	—	610
Perpetual subordinated notes	—	—	—	340	—	—	340
Preferred limited partners' equity	881	—	—	891	—	(891)	881
As at December 31, 2020
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended September 30, 2021
Revenues	$—	$—	$—	$—	$966	$—	$966
Net income (loss)	(43)	—	8	(402)	(2)	285	(154)
Three months ended September 30, 2020
Revenues	$—	$—	$—	$—	$867	$—	$867
Net income (loss)	(81)	—	(13)	(392)	175	192	(119)
Nine months ended September 30, 2021
Revenues	$—	$—	$—	$—	$3,005	$—	$3,005
Net income (loss)	(115)	—	3	(976)	465	524	(99)
Nine months ended September 30, 2020
Revenues	$—	$—	$—	$—	$2,858	$—	$2,858
Net income (loss)	(86)	—	(12)	(427)	830	(345)	(40)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2021

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN